SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Information made public in France in connection with France Telecom’s Shareholders meeting of May 27, 2003.

DRAFT RESOLUTIONS TO BE SUBMITTED TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETING ON MAY 27, 2003

RESOLUTIONS FALLING WITHIN THE SCOPE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

FIRST RESOLUTION

(Amendments to the by-laws)

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors, decide to update the by-laws of France Telecom mainly in order to conform them to the provisions of the French Commercial Code (Code de commerce) to which France Telecom is subject and as a result to amend the following articles:

ARTICLE 1—LEGAL FORM

The shareholders hereby decide to revise the current language of Article 1 as follows:

“The company, France Telecom, is a “société anonyme” (joint stock corporation) subject to applicable legislation, and specific governing laws, in particular Act No. 83-675 of July 23, 1983 and Act No. 90-568 of July 2, 1990, amended by Act No. 96-660 of July 26, 1996 and by Act No. 2003-290 of March 31, 2003 and the present by-laws.”

ARTICLE 7—CHANGES TO THE CAPITAL

The shareholders hereby decide to revise the current language of Article 7 as follows:

“The share capital may be increased, reduced or amortized in accordance with statutory terms and conditions.

Changes to the capital may not result in the State losing its direct or indirect holding of the majority stake of the share capital.”

ARTICLE 9—LEGAL FORMS OF THE SHARES

The shareholders hereby decide to revise the current language of paragraph 2 of Article 9 as follows:

“The Company may at any time, including by request from the body responsible for the sale and purchase of its securities, use all statutory and regulatory provisions permitting identification of the holders of shares which confer immediately or subsequently the right to vote in shareholders’ meetings, the quantity of securities held by each of them and, if applicable, any restrictions applying to the securities. Such identification pertains mainly to the holders of shares outside of the Republic of France.”

The rest of the article remains unchanged.

ARTICLE 11—RIGHTS AND OBLIGATIONS OF THE SHARES

The shareholders hereby decide to revise the current language of paragraph 4 of Article 11 as follows:

“At times when ownership of several shares is necessary in order to exercise any right, such as in an exchange, grouping or allocation of shares, or as a consequence of a capital increase or decrease, merger or other corporate operation, the owners of isolated shares, or shares lower than the required amount, may only exercise the particular right on condition that the shareholder personally takes the required steps to group or, if applicable, purchase or sell the number of requisite shares.”

The rest of the article remains unchanged.

ARTICLE 13—THE BOARD OF DIRECTORS

The shareholders hereby decide to revise the current language of Article 13.1 as follows:

“1. In accordance with the Act of July 2, 1990, as amended, the company will be managed by a Board of Directors of 21 members, made up as follows, as long as the State’s direct or indirect interest in the share capital shall be less than or equal to 90%, and as long as its direct or indirect interest remains higher than half of the share capital:

•	fourteen members, including directors representing the State, appointed by decree, and directors representing the other shareholders appointed at the shareholders’ General Meeting;

•	seven employee representatives elected in accordance with the terms and conditions set out in Article 5 of the Decree of December 27, 1996 approving the by-laws of France Telecom and containing various provisions concerning the operation of the national company.”

The rest of the article remains unchanged.

ARTICLE 15—BOARD MEETINGS

The shareholders hereby decide to revise the current language of Article 15.1 as follows:

“1. The Board of Directors shall convene as often as the company’s interests so require, pursuant to notice from the Chairman.

The meeting will take place at the registered office or at any other place indicated in the notice to convene. In principle, the notice to convene must be given at least five days in advance by letter, telegram, telex or fax. It must contain the agenda. In the event of an emergency meeting, the notice may be given immediately and by any means, including verbally.

Board of Directors meetings shall be chaired by the Chairman of the Board of Directors, failing which, the oldest of the directors.”

The rest of the article remains unchanged.

ARTICLE 20—GENERAL MEETINGS

The shareholders hereby decide to revise the current language of Article 20 as follows:

“1. The General Meetings consists of all shareholders who have paid their shares to date and have registered their names in an account before the date of meeting, in accordance with the following terms and conditions:

•	in order to have the right to attend General Meetings, vote by proxy or representation by proxy, the owners of bearer shares or registered shares on an account not held by the company, shall deposit a certificate drawn up by the intermediary holding their accounts indicating that the shares are unavailable, until the date of the General Meeting, at the place stated in the notification not later than by 3:00 P.M. (Paris time) the day before the Meeting;

•	in order to have the right to attend General Meetings, vote by proxy or representation by proxy, owners of registered shares on a company-held account must register their shares in their company-held account not later than by 3:00 P.M. (Paris time) the day before the Meeting.

The Board of Directors may shorten or cancel the time limit for the receipt of the certificate indicating that the shares are unavailable, as described above.

Access to the General Meeting is open to Board members and their delegees or registered intermediaries upon providing proof of their status and identity. The Board of Directors may distribute personal admission cards to the shareholders, bearing their names, and require production.

For the calculation of the quorum and majority of any Shareholders’ General Meeting, any shareholders taking part by videoconference or by other means of telecommunication that allows them to be identified shall be deemed to be present.

The Board of Directors, in accordance with statutory and regulatory requirements, shall organize participation and voting by these shareholders at the meeting. It shall in particular ensure the effectiveness of the means allowing for their identification.

Any shareholder may, in accordance with statutory and regulatory requirements, vote by proxy, or give a proxy to their spouse or to another shareholder, for the purpose of being represented at a General Meeting.

Shareholders may, in accordance with statutory and regulatory requirements, send their proxy or mail voting form, along with the document proving their status as shareholder, either hard copy or by electronic means up until 3:00 P.M. (Paris time) on the day before the General Meeting. Means of transmission shall be set forth by the Board of Directors in the notice for the Meeting and the notice to attend.

The Board of Directors may shorten or cancel the time limit for the receipt of proxies or mail voting forms.

Shareholders not residing in metropolitan France may be represented by a registered intermediary as provided for by law.

2.  The Board of Directors shall convene the general meetings, otherwise these duties will fall upon the statutory auditors, or any person empowered for this purpose. General meetings shall convene at the registered office or in any other place indicated in the notice to convene.

Notice to convene shall be given at least fifteen days before the date of the meeting. If the meeting cannot be held for lack of the requisite quorum, the second meeting, and, if applicable, the second postponed meeting, shall be convened under the same conditions of form as the first but with at least six days advance notice.

3.  The agenda for the Meeting shall be included in the notice to convene. The person convening the Meeting shall draw up the agenda.

The Meeting shall be limited to questions on the agenda.

One or several shareholders, acting in accordance with statutory provisions and time-limits, representing at least the portion of capital required by law, shall have the possibility of requesting the addition of draft resolutions to the agenda.

An attendance sheet shall be kept at each Meeting, indicating the statutory requirements.

The Meetings shall be chaired by the Chairman of the Board of Directors or, in his absence, by a director delegated for this purpose by the Board, failing which, the Meeting shall itself elect a Chairman.

Vote counting shall be completed by the two members present at the Meeting, who volunteer and have the greatest number of votes, either personally or as proxies.

The committee shall appoint the secretary, who may be chosen from nonshareholders.

Committee members shall inspect, certify and sign the attendance sheet, to ensure the proper running of the discussions, to settle problems arising during the meetings, to check the votes cast, to oversee proper vote casting and to ensure that minutes are drawn up.

The minutes shall be drawn up, copies or abstracts of deliberations issued, and certified in conformity with the law.

4.  Ordinary General Meetings are held to make all decisions which do not amend the bylaws. An ordinary General Meeting shall be convened at least once a year, within six months of the close of each business year, in order to approve the annual and consolidated accounts for the period, or, if extended, within a time-limit set by the courts.

Upon the first convocation, deliberations shall only be valid if the shareholders present or represented or having voted by proxy, own at least one quarter of the shares entitled to vote. Upon a second convocation, no quorum is required. Decisions are made by majority votes of the shareholders present, deemed to be present or having voted by proxy.

5.  Only the extraordinary general meeting shall have the power to amend the by-laws and any of their provisions. However, extraordinary meetings may not increase shareholders’ commitments, except in properly executed operations involving share grouping.

Subject to legal provisions applying to capital increases from reserves, profits or premiums deliberations of extraordinary meetings shall be valid only if the shareholders present, deemed to be present or having voted by proxy own at least one-third of the shares, when convened for the first time, and one quarter when convened for the second. Failing quorum, the second meeting may be postponed to a date no later than two months after the original date.

Subject to the same reservation, the second meeting shall make decisions at a two-thirds majority of the shareholders present, deemed to be present or having voted by proxy.”

ARTICLE 24—ALLOCATION OF RESULTS FROM THE ANNUAL ACCOUNTS

The shareholders hereby decide to revise the current language of Article 24 as follows:

“The income statement, which recapitulates income and charges for the business year, shows the profit or loss for the year, by subtracting charges from income, after deduction of depreciation and provisions.

At least 5% shall be deducted from the profits of the business year less, if applicable, previous loss, in order to constitute the legal reserve. This deduction ceases to be mandatory when the reserve reaches one tenth of share capital. Obligatory deduction shall come into effect once again when, for any reason whatsoever, the legal reserve falls below one-tenth.

Distributable profits consist of profits from the business year, less previous losses, plus profits carried forward and amounts allocated to reserves as stipulated by the law or the by-laws.

The General Meeting may reduce this profit by any amount for allocation to all optional reserve funds or to carrying it.

Furthermore, the General Meeting may distribute amounts withdrawn from its controlled reserves, indicating the reserve items from which the withdrawals are made. However, dividends are firstly made from the distributable profit of the business year.

Apart from capital reductions, dividend distribution may not be made to the shareholders where equity capital is, or would become, pursuant to such distribution, lower than the amount of capital plus reserves that may not be distributed, in accordance with the law or the by-laws. The revaluation differential may not be distributed. It may be incorporated into all or part of the capital.”

ARTICLE 26—DISPUTES

The shareholders hereby decide to introduce an Article 26 which shall read as follows:

“All disputes which may arise during the Company’s existence or its liquidation, either between the shareholders and the Company or among the shareholders themselves, concerning the business of the Company or the interpretation or implementation of these by-laws will be submitted to the jurisdiction of the relevant courts located in the jurisdiction where the company’s head office is situated.”

RESOLUTIONS FALLING WITHIN THE SCOPE OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

SECOND RESOLUTION

(Approval of the annual accounts for the fiscal year ended December 31, 2002)

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the management report of the Board of Directors and the reports of the Statutory Auditors, hereby approve the annual accounts for the fiscal year ended December 31, 2002, which includes the balance sheet, profit and loss account and appendix, as presented, as well as all the transactions reflected in the statements and summarized in the reports. The shareholders therefore fix the loss for this fiscal year at € 24,374,954,058.14.

As a result, the shareholders give final discharge to the members of the Board of Directors for the performance of their term of office for the said fiscal year.

THIRD RESOLUTION

(Approval of consolidated accounts for the fiscal year ended 31 December 2002)

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the management report of the Board of Directors and the reports of the Statutory Auditors, hereby approve the annual accounts for the fiscal year ended December 31, 2002, which includes the balance sheet, profit and loss account and appendix, as presented, as well as all the transactions reflected in the statements and summarized in the reports.

As a result, the shareholders give final discharge to the members of the Board for the performance of their term of office for the said fiscal year.

FOURTH RESOLUTION

(Allocation of the loss for the fiscal year ended December 31, 2002, as stated in the annual accounts)

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the management report of the Board of Directors and the report of the Statutory Auditors, hereby

(i)  decide to post the loss for fiscal year 2002 in the amount of € 24,374,954,058.14

➢	to the item “Special Reserve for long-term capital gains” in an amount of € 1,599,731,760.60, thereby reducing the amount of this item to zero,

➢	to the item “Issuance Premiums” in an amount of € 22,775,222,327.54, thereby reducing the balance of this item to € 1,975,264,592.66;

(ii)  decide not to distribute a dividend for the fiscal year 2002.

The dividends distributed over the past three fiscal years were as follows:

Fiscal year	Number of shares	Dividend distributed	Tax credit[1]	Total dividend

1999	1,024,614,561	1€ (6.55957 FRF)	0.5€	1.5€

2000	1,074,654,829	1€ (6.55957 FRF)	0.5€	1.5€

2001	1,055,588,601	1€ (6.55957 FRF)	0.5€	1.5€

FIFTH RESOLUTION

(Approval of the agreements referred to in Article L 225-38 of the Commercial Code)

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings, having examined the special report of the Statutory Auditors concerning the agreements referred to in Article L 225-38 of the French Commercial Code, acknowledge the conclusions of this report and approve the agreements referred to.

[1]	The tax credit at a rate of 50 % has been used for the purposes of this table.

SIXTH RESOLUTION

(Delegation to the Board of Directors to buy, keep or transfer France Telecom shares)

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the management report of the Board of Directors and the note d’information (information notice) approved by the Commission des Opérations de Bourse, hereby

➢	immediately cancel the delegation, for the unused fraction, granted by the general meeting of shareholders of May 28, 2002 in its fifth resolution to purchase shares of the Company;

➢	authorize the Company, in accordance with articles L 225-209 et seq. of the French Commercial Code, to buy its own shares up to a maximum of 10% of the share capital as of the date of this general meeting, under the following conditions:

o	the maximum purchase price shall not exceed € 100 per share and the minimum sale price shall not be less than € 25 per share. These prices are set subject to adjustments related to possible transactions on the Company’s share capital, in particular, by incorporation of reserves and by allocation of free shares, and/or by division or regrouping of shares. If shares thus acquired are used to freely allocate shares in accordance with Articles L 443-1 et seq. of the French Labor Code (Code du travail) the selling price or the financial exchange value of the shares allocated shall be determined in accordance with the applicable legal requirements;

The maximum amount of funds designated to the share repurchase program amounts to € 11,871,587,240.00;

o	this delegation shall be valid for a period of 18 months;

o	acquisitions made by the Company pursuant to this delegation may under no circumstances allow it to hold more than 10% of the shares constituting its share capital;

o	the acquisition, assignment or transfer of these shares may be carried out, under the conditions specified by the market authorities, by any means, including by acquisition or assignment of blocks of shares (off-market, by mutual agreement or by recourse to any derivative financial instruments, in particular options or bonds, as the case may be) and at the times that the Board of Directors or the person acting by delegation from the Board shall determine.

These purchases of shares may be made with a view to any allocation permitted by law, the objectives of the share repurchase program being, in order of priority:

o	to carry out purchases and sales to reflect market situations or for the purpose of stabilizing the share price;

o	to allocate shares to employees as part of their participation in employee profit-sharing plans, a company savings plan or a voluntary employee-employer partnership savings plan;

o	to implement any plan of share purchase by employees under the conditions stipulated by law, in particular Articles L 443-1 et seq. of the French Labor Code;

o	to assign shares when rights attached to transferable securities qualifying by conversion, exchange, redemption, presentation of a bond or in any other way, to the allocation of shares of the company are exercised;

o	to keep these shares, to assign, or generally to transfer them, in particular by carrying out exchanges or the assignment of securities, particularly as part of external growth operations, or more generally, at the time an assets and financial management policy is implemented;

o	to cancel all, or part, of the said shares in accordance with the implementation of the 16th resolution adopted by the general meeting of shareholders of February 25, 2003.

The Board of Directors will inform the shareholders at the annual general meeting of the purchase, transfer, disposal or cancellation of shares thus carried out.

The shareholders grant full powers to the Board of Directors, with the right of delegation, to place all market orders, enter into any and all agreements and draw up all documents, in particular those providing information, to perform all formalities, make all declarations and, in general, to do what is necessary to implement this delegation.

SEVENTH RESOLUTION

(Directors’ fees distributed to the members of the Board of Directors)

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the management report of the Board of Directors, hereby resolve to fix the amount of director fees distributed to the elected members of the Board of Directors at € 250,000.00 for the current and subsequent fiscal years until the shareholders decide otherwise.

EIGHTH RESOLUTION

(Powers)

The shareholders grant all power to the bearer of an original, a copy, or an excerpt of the minutes from this meeting, for the purposes of accomplishing all of the legal or administrative formalities and handling all registrations and public advertisements called for according to applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 14, 2003	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Senior Vice President Finance, France